ATTENTION!!!:  THIS REPRESENTS A CONFORMING COPY OF A PAPER FILING MADE
12/18/97.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

	The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Aegis Value Fund, Inc.

Address of Principal Business Office:
	1100 North Glebe Road, Suite 1040
	Arlington, VA 22201

Telephone Number:  (703)528-7788

Name and address of agent for service of process:
	Mr. Thomas C. Roberts
	17521 Shenandoah Court
	Ashton, MD  20861

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8 (b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
		Yes  []			No  [X]

AEGIS VALUE FUND, INC.
FORM N-8A

Item 1.  Name of Registrant:  Aegis Value Fund, Inc.

Item 2. State under the laws of which registrant was organized, and date of such organization: State of Maryland, organized as of October 22, 1997.

Item 3.  Form of organization of registrant:  Corporation

Item 4.  Classification of registrant:  Investment management company

Item 5. The company is registering as an "open-end", "diversified" management company.

Item 6.  Name and address of investment adviser:  Berno, Gambal & Barbee, Inc.
								  1100 N. Glebe Road, Suite 1040
								  Arlington, VA  22201

Item 7.  Name and address of each officer and director:

Officers:

Mr. William S. Berno, President
Berno, Gambal & Barbee, Inc.
1100 N. Glebe Road, Suite 1040
Arlington, VA  22201

Mr. Scott L. Barbee, Treasurer
Berno, Gambal & Barbee, Inc.
1100 N. Glebe Road, Suite 1040
Arlington, VA  22201

Mr. Paul Gambal, Secretary
Berno, Gambal & Barbee, Inc.
1100 N. Glebe Road, Suite 1040
Arlington, VA  22201

Ms. Leigh E. Keith, Vice President of Operations
Berno, Gambal & Barbee, Inc.
1100 N. Glebe Road, Suite 1040
Arlington, VA  22201


Directors:

Mr. William Berno (address above)

Mr. Scott. L. Barbee (address above)

Mr. Eskander Matta
Credit Suisse First Boston Corp.
11 Madison Avenue
New York, NY  10010

Mr. Edward P. Faberman
Ungaretti & Harris
1747 Pennsylvania Ave. N.W., Suite 900
Washington, D.C.  20006

Mr. William R. Morris, III
Morris McNair & Associates, Inc.
888 17th Street N.W., Suite 1150
Washington, D.C.  20006

Item 8.  Not applicable.

Item 9. (a) Is registrant currently issuing and offering its securities directly to the public? No.

	  (b)  Name and address of underwriter:  Not applicable.

	  (c) Does registrant presently propose to make a public offering of its securities? Yes.

	  (d)  Does registrant have any securities currently issued and outstanding?
No.

	  (e)  Not applicable.

Item 10.  Current value of registrant's total assets:  Zero ($0.00).

Item 11. Does registrant intend to apply for a license to operate as a small business investment company under the Small
Business Investment Act of 1958?  No.

Item 12.  Not applicable.

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Arlington and the state of Virginia on the 18th day of December, 1997.

(SEAL)						Signature:  AEGIS VALUE FUND, INC.
									(Name of Registrant)

							BY:  WILLIAM S. BERNO, President
							(Name of officer signing on behalf
								of Registrant)
Attest:  Scott L. Barbee, Treasurer
		(Name and Title)